

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 20, 2017

Jeff Schneider
Chief Executive Officer
Royalty Flow, Inc.
1550 Larimer Street, Suite 769
Denver, CO 80202

> **Re:** **Royalty Flow, Inc.**
> **Amendment No. 6 to**
> **Offering Statement on Form 1-A**
> **Filed November 16, 2017**
> **File No. 024-10745**

Dear Mr. Schneider:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Circular Summary, page 1

Acquisition of Acquired Interests, page 3

Option Agreement, page 3

1. Clarify whether the Company would be entitled to less than a 25% passive interest in the Eminem catalogue if you raise less than $25 million, and what could be the smallest percentage interest in the catalogue obtained by the Company if only the Minimum Offering Amount is raised.

<u>Use of Proceeds, page 25</u>

2.	Revise to make clear what will occur if the Company raises only the Minimum Offering Amount.

	You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or me at (202) 551-3810 with any other questions.

				Sincerely,

				/s/ Larry Spirgel

				Larry Spirgel
				Assistant Director
				AD Office 11 – Telecommunications

Cc:	David Crandall
	Hogan Lovells US LLP